CREAM MINERALS LTD.

Suite 1400 – 570 Granville Street

Vancouver, B.C.  V6C 3P1

www.creamminerals.com

November 30, 2005

OTC Bulletin Board

Symbol:  CRMXF

U.S. 20-F Registration

TSX Venture Exchange

Symbol:  CMA

CREAM MINERALS ANNOUNCES SECOND QUARTER RESULTS AND CASIERRA PROPERTY SUMMARY

Cream Minerals Ltd. (CMA - TSX Venture)(“Cream” or the “Company”) announces that during the six months ended September 30, 2005 (“fiscal 2006”), a loss of $559,117 ($0.02 per share) was incurred compared to a loss of $365,063 ($0.01 per share) in the six months ended September 30, 2004 (“fiscal 2005”).  .

Cream Minerals Ltd. (“Cream” or the “Company”) is a mineral exploration company.  The Company has a portfolio of mineral exploration projects and the following is a brief summary of its current activities.

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During fiscal 2006, Cream completed a non-brokered private placement of 2,000,000 units at a price of $0.35 per unit, for gross proceeds of $700,000.

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During fiscal 2006, cash received from financing, and advances from related parties, was $146,236, compared to cash used for operations of $334,876 in fiscal 2005.  Expenditures on mineral property interests totalled $512,874 after expense recoveries in fiscal 2006 compared to $654,345 in fiscal 2005.

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Acquisition and exploration expenditures in fiscal 2006 included $293,154 on the Casierra property in Sierra Leone, $113,042 on the Fenix property in Mexico, which has been written off, $59,655 on the Nuevo Milenio property, which has been expensed and $47,023 on Cream’s exploration properties in Canada.

Casierra Diamond Property, Sierra Leone

In February 2005, the Company entered into an agreement with Casierra Diamond Corporation (“CDC”) and its wholly-owned subsidiary, Casierra Development Fund Inc. (“CDF”), (collectively, Casierra”) to earn an interest in production from two exclusive prospecting licence areas for diamonds and other minerals and metals in Sierra Leone, West Africa.

Mr. Benjamin Ainsworth, consultant to the Company, and Mr. Frank A. Lang, President and CEO, and a director of the Company, are significant shareholders in CDC.  Mr. Lang holds approximately 33% of the issued and outstanding shares of CDC.

Property Description

Casierra has been working in Sierra Leone since 1993 and obtained its first prospecting licence on the Sewa River, which drains the Kono diamond area.  Kono is an important centre of diamond production in Sierra Leone with a high percentage of gem quality diamonds coming from kimberlite and alluvial sources.  Extensive alluvial diamond exploitation has been carried out upstream of the CDF licence.  In late 1994, CDF obtained its second offshore special Exclusive Prospecting Licence at the mouth of two rivers with extensive alluvial diamond mining activity, the Moa and the Mano.

A Technical Report on the Casierra alluvial diamond properties EPL 1/94 (Hima prospecting license area) and EPL 5/94 in Sierra Leone, West Africa was written by Mr. Charles K. Ikona, P.Eng, Pamicon Developments Ltd. of Vancouver, Canada, who was requested to examine the licenses and prepare a report in accordance with National Instrument 43-101.

Management is very encouraged by the results of work completed in Sierra Leone during the six months ended September 30, 2005.

The work was started on the Hima Exclusive Prospecting Licence for diamonds located on the Sewa River.  A survey defining the property boundaries was completed in February and a field camp was constructed near the village of Hima.

Initial work in 2005 involved a Banka drill program to define the distribution of gravels in terraces and flood plain areas on the Hima licence. This sampling has identified thicker gravels than indicated in the Hall Bulletin, a prior report on the property discussed by Mr. Ikona in his report.  The work will be a guide for further pit sampling, allowing the Company to develop a more reliable estimate of the grade of the gravels.

An initial evaluation of the river potential was made during the period of low water in April-May 2005 when gravels behind a crosscutting dyke in the central part of the licence area were found to be thicker than projected in the Hall Bulletin.  Because diamonds are closer in density to the associated gravels than gold would be, the gems would be expected to be distributed throughout the gravel beds and therefore this work indicates that there may be a larger volume of diamondiferous gravels available than indicated in the Hall Bulletin.

The target sought for the Hima licence is a payable alluvial deposit or deposits with an aggregate of 1-2 million carats of diamonds.  It is cautioned that this is entirely a conceptual target and there is no certainty that it will be achieved with work proposed.

Offshore, on license EPL 5/94, a Russian geophysical consulting group who had assisted in the location of the first reported marine alluvial diamonds in 1995, was engaged to carry out additional work in Q1 fiscal 2006.  The earlier work on EPL 5/94 at a cost of approximately US$3,500,000 had identified more than 6 targets related to shallow magnetic bodies with a magnetic gradiometer survey that correlated to shallow buried channels identified with seismic array surveys and sub-bottom profiling.

In May 2005, using a Freetown-based ship charter, a detailed marine magnetometer survey was carried out over one of several magnetic targets on the offshore licence.  Earlier work by Casierra and Malaysia Mining Corporation (1995-1996) located 9 diamonds from 12 sample sites in this one target area.  All of these diamonds are of gem quality and size, with the largest being 1.22 carats.  The detailed work in May was carried out in order to define an area for precision bulk sampling later in the year.  The results indicate a shallow magnetic body, probably related to magnetite, in shallow marine sediments.  Magnetite indicates the location of heavier minerals in the marine sediments, and, potentially, diamond concentrations.  The local sources of the marine sediments on this part of the coast are the Moa and Mano rivers which are both well-known alluvial diamond producers. These rivers have deposited their sediments from rainy season flooding for millennia into the longshore drift of the Atlantic Ocean that sweeps the area covered by the licence, causing further concentration of heavy and resistate minerals.

The Company received a report from independent geophysical contractors (Ask Geosolutions Ltd., Moscow and Yuzmorgeologia State Scientific Center, Gelendzhyk, Russia) detailing the interpretation and modelling of a marine magnetic survey over one of several targets on the offshore licences in Sierra Leone.  Yuzmorgeologia was the contractor of choice used by Casierra Development Funds Inc., the licence holders, for the work in 1995 that lead to the discovery of the first marine alluvial diamonds reported offshore in Sierra Leone territorial waters.

The main purpose of this contracted program was the implementation of the magnetic surveys and data interpretation for the evaluation of shallow recent sediments deposited several hundred meters above the crystalline basement.  These sediments contain diamonds associated with weak magnetic features in the former and present distributary system of fluviatile sediments off the mouths of rivers in S.E. Sierra Leone.  The data for the interpretation were taken from a detailed survey of part of the area on license area EPL 5/94.  A total of 170 line kilometers were surveyed covering an area approximately 5 kilometers by 2 kilometers using a G-882 tow-fish magnetometer.  In-survey data review identified three strongly anomalous areas.  The anomalies are located over sites where earlier sampling in 1995-1996 recovered 13 gem quality diamonds from near the seabed surface in waters less than 20 meters deep.

The magnetometer survey was designed to obtain sufficiently detailed data to plan a bulk-sampling program in the next phase of work to develop this first target of many on the offshore licence. Magnetic heavy minerals occur as concentrations in the marine sediments that are derived from the diamondiferous gravels transported into the ocean by two large rivers, the Moa and the Mano.  Partially weathered magnetite grains would be expected to have a density close to that of diamonds (3.55 gms/cc) so this concentration would be expected to include diamonds amongst the heavy minerals.  For millions of years the rivers have been conveying this material from diamond-bearing kimberlitic sources less than 100 kms upstream in Sierra Leone, Guinea and Liberia.

The post-survey data processing indicated five areas where bulk sampling should be undertaken.

The following description of these five areas is taken from the conclusions of the report.

1.

A submarine paleo-shoreline of 6,000 m length and associated with it a magneto-active layer of 100 to 400 m width and thickness of 1 to 3 meters.

2.

Channels cutting across the paleo-shoreline that are short life channels carrying fluvial sediments.

3.

A sector within a high-frequency part of the area with an anomalous magnetic field shows some distinct and well-correlated zones that can be followed from survey line to line in the recent/present deposition of the fluviatile sediments onto the sea floor.  These features are approximately from 1,500 m wide and more than 2,500 m long in size, with a thickness of up to 5 meters.

4.

A submarine paleo-distributary fan of the river within the NW part of the survey area.  The size of the identified area is 800 by 1,100 meters and has a thickness of 5 to 10 meters.  The depth of the magneto-active body is 10 to 40 meters.

5.

A larger body of 800 x 900 meters with a thickness of 210 meters was identified by results of mathematical modelling in the area of a main distributary channel.

In the lower reaches of the Moa, active river channel gravels are reported to have a grade of 0.5 carats per cu meter (Hall, P.K., Bulletin 5, The Diamond Fields of Sierra Leone, Sierra Leone Geological Survey).  There is considerable alluvial mining activity on the Mano River (see Google earth) and that suggests payable grades in that river, which also drains areas with kimberlite dykes and possibly pipe structures.  Fluvial sediments in the two rivers should be similar to those deposited from the rivers onto the seafloor.

The exploration targets for the five areas of magnetoactive anomalies are summarized as volumes of sediment in the following table:

TABLE 1

L1(m)	L2(m)	H(m)	*Carat/m	Cu Meters	Comment
1,200	1,060	5	0.5	6,360,000	Recent surface seds. (Fig.10 area 1)
1,600	2,450	5	0.5	19,600,000	Modern distribution fan (Fig.10 area 2)
800	900	210	0.5	151,200,000	Big body in central paleo-channel
800	1,100	5	0.5	4,400,000	Paleo-distribution fan (Fig.10 area 4)
200	6,000	2	0.5	2,400,000	Paleo-strandline (Fig.6. Area near line P1-P2)

* Assumption based on Hall, P.K.

Note: The target estimates in Table 1 are conceptual in nature and are based on extrapolations that have not been systematically tested. Within the main anomalous distributary fan (see 19,600,000 cu meters in table above) some thirteen diamonds with a size range of 0.2 to 1.22 carats have been recovered from 11 out of 13 sample sites (some sample sites had two diamonds).  This sampling does not confirm any assumed grade but does confirm the association of diamonds with the magnetoactive distributary sediments.

The area of the magnetic body, estimated by independent consultant geophysicists that carried out and interpreted the work, is greater than 2000 meters by 1500 meters which is 3,000,000 cu meters per vertical meter.  Bulk sampling is planned in the next stage of exploration to make a thickness determination of the magnetic body and test for diamond content.  Exploration will be dependent upon the Company’s ability to raise sufficient funds to undertake the program which is budgeted at US$3 million.

Work reports submitted in October were accepted by the Sierra Leone Government and the Government has granted approval for the renewal and upgrading of the two large exclusive diamond licences held in that country to the tenure holder, Casierra Development Fund Inc. (Casierra).  The Company can now proceed with bulk sampling programmes on the Hima (EXPL 1/94) and the Offshore (EXPL 5/94) licences to define the best areas to start production on the properties.

Cream has received an updated Technical Report, compliant with NI 43-101, written by Mr. Charles K. Ikona, on EPL 1/94 and EPL 5/94 claims in Sierra Leone.  Mr. Ikona states that “based on historical work and reported production from areas bordering the property, there seems to be little doubt that diamondiferous gravels are present on the lease.”  Further work on the licence is recommended in the form of a bulk sampling program employing a floating hydraulic dredge; material to be processed with a YT-12 jig at an estimated cost of US $1,564,000.

On the Offshore licence (EPL 5/94), he recommends sampling of the target area employing a ship mounted Toyo gravel pump and a YT-12 jig.  Sample volumes would be controlled with a measured hopper with positioning by a combination of Radio navigation, GPS and Navtex systems.  The estimated cost of this is US $2,998,000.

The budget for both programs was developed by Casierra and discussed with Charles Ikona, P. Eng., Pamicon Developments Ltd., the Company’s “Qualified Person” for the purpose of National Instrument 43-101.

Mr. Benjamin Ainsworth, P.Eng, President of Ainsworth Jenkins Consultants Ltd., is the President of both CDF and CDC, and will continue to be the operator on the property.

For more information about Cream Minerals and its mineral property interests, please visit our website at www.creamminerals.com.

Frank A. Lang, BA, MA, P. Eng.

President & CEO

For further information please contact:

Investor Relations
Tel:  (604) 687-4622  Fax: (604) 687-4212
Email:  info@creamminerals.com

No regulatory authority has approved or disapproved the information contained in this news release.